

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05071838

November 16, 2005

Michael Hyatte
Sidley Austin Brown & Wood LLP
1501 K Street, NW
Washington, DC 20005

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 11/16/2005

Re: Agere Systems Inc.
Incoming letter received October 21, 2005

Dear Mr. Hyatte:

This is in response to your letter received October 21, 2005 concerning the shareholder proposal submitted to Agere by Robert D. Morse. We also have received a letter from the proponent dated October 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,



PROCESSED
NOV 29 2005

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

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Securities and Exchange Commission
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Corporation Finance Securities and Exchange
Commission
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Re: Shareholder Proposal of Robert D. Morse

Ladies and Gentlemen:

We represent Agere Systems. Agere received a proposal ("Proposal") from Mr. Robert D. Morse ("Proponent") for inclusion in Agere's proxy materials for its 2006 annual meeting of stockholders ("2006 Annual Meeting"). A copy of the letter including the Proposal is attached as Exhibit 1. Agere has advised us that it intends to exclude the Proposal and supporting statement from the proxy materials for its 2006 Annual Meeting based on the timeliness condition of Rule 14a-8(e), the eligibility requirements of Rule 14a-8(e) and on the substantive provisions of Rules 14a-8(i)(3) and 14a-8(i)(7) under the Securities Exchange Act of 1934 ("Exchange Act"). On behalf of Agere, we respectfully request the staff ("Staff") of the Securities and Exchange Commission ("Commission") to advise that it will not recommend enforcement action if Agere excludes the Proposal from its proxy materials.

In accordance with Rule 14a-8(j)(2), enclosed are six copies of this letter. We are also sending a copy of this letter to the Proponent to notify him of Agere's intent to omit the Proposal from its proxy materials.

1. The Proponent Failed to Timely Submit the Proposal

Agere may exclude the Proposal from its proxy materials because, pursuant to Rule 14a-8(e), a timely proposal must have been received at Agere's principal executive offices not later than August 31, 2005 (the date that is 120 calendar days before the anniversary of the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting, December 29). Although the Proposal was dated August 15, its postmark appears to be August 26, 2005, and Agere did not receive it until September 26, 2005. Because it is the responsibility of a proponent to ensure that its proposal is received before the deadline, we believe that the risk that first class mail would not be timely delivered to it must be borne by the Proponent and that the Proposal may be excluded in accordance with Rule 14a-(e).

2. The Proponent Did Not Demonstrate His Eligibility

Rule 14a-8 generally requires public companies to include in their proxy materials only proposals submitted by eligible shareholders. Under Rule 14a-8(b), a shareholder is eligible to submit a proposal if the shareholder provides evidence that it is a record or beneficial owner of at least 1% or $2,000 in market value of securities of the company entitled to be voted on the proposal at the meeting and has held such securities for at least one year and will continue to own such securities through the date on which the meeting is held. Evidence of eligibility must be postmarked or transmitted electronically not less than 14 days after the proponent receives notice from the company of any deficiencies. If a proponent does not provide sufficient evidence that it has satisfied the requirements, the proposal may be excluded under Rule 14a-8(g). Under Rule 14a-8(b)(2), the proponent bears the burden on demonstrating eligibility.

The Proponent did not include any evidence of beneficial ownership of Agere's securities with the Proposal and Agere has informed us that its records do not show him as a record holder of Agere common stock. Agere has advised us that it received the Proposal on September 26, 2005, and sent to the Proponent on September 28, 2005, a letter that was received by the Proponent on September 29, 2005, requesting documentation proving eligibility. This correspondence is attached as Exhibit 2.

In particular, Agere requested from the Proponent a written statement from the record holder of the securities verifying that the Proponent had continuously held the requisite amount of common stock for at least one year preceding the date of the proposal's submission, August 15, 2005. Agere's letter also noted that the requested materials should be postmarked or transmitted no later than 14 days from the date Agere's letter was received.

As of the date of this letter, which is 23 days from his receipt of Agere's request, Agere has not received a response from the Proponent. The Staff has consistently permitted exclusion of proposals by shareholders who fail to provide proof of ownership within the time prescribed by Rule 14a-8. Examples of this position include *AT&T Wireless Services, Inc.* (February 6, 2004), *Pfizer Inc.* (January 16, 2004), *Burlington Northern Santa Fe Corporation* (January 9, 2004), and *Morgan Stanley* (December 24, 2002). Because the Proponent has failed to date to supply the evidence showing that he satisfied the beneficial ownership requirement of Rule 14a-8(b), his Proposal may be excluded. If Agere receives such evidence after the date of this letter, we will notify the Staff and provide copies.

3. The Proposal is Excludable on Several Substantive Grounds

As discussed below, we believe Agere may properly exclude the Proposal from its proxy materials because the Proposal (i) is vague and misleading (Rule 14a-8(i)(3) and Rule 14a-9); and (ii) relates to the conduct of Agere's ordinary business operations (Rule 14a-8(i)(7)).

A. The Proposal is Vague and Misleading

1. The Proposal is vague and misleading because it is subject to different interpretations and lacks guidance to implement.

Rule 14a-8(i)(3) allows the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff, in numerous no-action letters, has permitted a registrant to exclude a proposal under Rules 14a-8(i)(3) and 14a-9 when the action called for by the proposal was so vague and indefinite to be misleading, in that neither the stockholders voting on the proposal nor the company would be able to determine with any reasonable certainty what actions or measures would be required in the event the proposal were adopted. *Procter & Gamble Co.* (Oct. 25, 2002), *Philadelphia Electric Co.* (July 30, 1992). While clarifying its views under Rule 14a-8(i)(3), the Staff noted in Staff Legal Bulletin No. 14B that vagueness remains a valid ground of objection under the rule.

The Staff has applied this principle to stockholder proposals concerning executive compensation. In *Woodward Governor Co.* (November 26, 2003), the Staff permitted exclusion of a proposal requesting that "compensation" for "executives in the upper management" be based on stock growth where the proposal could be interpreted in multiple and contradictory ways. In *General Electric Co.* (February 5, 2003), the Staff held that a proposal requesting the board to seek stockholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" could properly be excluded where the proposal failed to define critical terms and failed to address the treatment of non-cash compensation for the purpose of the proposed cap. To similar effect, in *General Electric Co.* (January 23, 2003), a proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric's officers and directors" was properly excluded.

The Proposal closely resembles other recent proposals involving executive compensation that the Staff has concluded were excludable under Rule 14a-8(i)(3). These include *Otter Tail Corporation* (January 12, 2004), excluding a proposal requesting limitations on future executive salary and stock option plans, and *Eastman Kodak Company* (March 3, 2003), excluding a proposal that the company's "Top Salary" be capped at $1,000,000. In *General Electric Co.* (January 23, 2003), the Staff permitted exclusion of a proposal requesting a cap on salaries and benefits of $1,000,000 for officers and directors.

The Proposal shares defects found in these precedents. Like *Otter Tail* and *General Electric* (February 5, 2003), the Proponent does not define critical terms. Without clear and specific definition of such terms, neither a stockholder voting on the Proposal, nor Agere in attempting to implement the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures it requires. Agere requests that the Staff likewise allow exclusion of the Proposal because the Proposal fails to define critical terms and to provide guidance on basic implementation of the Proposal, including treatment of non-salary compensation, such as stock option grants.

Specifically, the Proposal does not define "remuneration" for the purposes of calculating the proposed cap. While the term "remuneration" is commonly thought to include cash compensation, such as salary and bonus, it is less obvious whether it would include non-cash items such as health insurance and company-provided life insurance. Neither is it obvious whether the term "remuneration" includes items that do not have a definite, determinable value, such as stock options and retirement benefits. If stock options and retirement benefits are to be included, the Proposal does not provide a valuation method. Because it is unclear what is included in the definition of remuneration and how some items should be valued, shareholders would be unable to determine whether the limit is appropriate. The Staff has recently permitted the exclusion under Rule 14a-8(i)(3) of similar shareholder proposals that failed to address the treatment stock options and deferred compensation. *Eastman Kodak Company* (March 3, 2003), *General Electric Company* (January 23, 2003).

Because "Management" is left undefined, it is impossible to determine which employees may be affected by the Proposal. Agere has advised us that it classifies its employees as either "management" or "occupational," with approximately two-thirds classified as "management." The Proposal offers no guidance on whether it is intended to affect only senior executives, all executives, all officers, or anyone classified by Agere to be "management."

The Proposal does not allow determination what "minor perks" or "necessary insurance" should include. No guidance is offered on how the Board of Directors and Agere can carry out its terms, and Agere's stockholders cannot determine to a reasonable degree of certainty what actions might be taken. Any actions taken by the Board of Directors to implement the Proposal could therefore be significantly different than those contemplated by the stockholders voting on the Proposal. The Staff has indicated that when actions taken to implement a proposal could be significantly different from the actions envisioned by stockholders voting on the proposal, the proposal is misleading and may be excluded. *U.S. West, Inc.* (February 9, 1990).

2. The Proposal is vague and misleading because much of the supporting statement is irrelevant to the subject matter of the Proposal.

Staff Legal Bulletin No. 14B states that a company may exclude a shareholder proposal where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The supporting statement makes the Proposal more vague or indefinite because much of its text appears to address the issue of allowing stockholders to vote against board candidates rather than compensation.

Much of the supporting statement is conspicuously irrelevant to the issue of management compensation. The entire text under the caption "EXPLANATION" and half of the text under

"NOTE" dwell on the Proponent's views concerning voting of shares, a matter not clearly at issue in the Proposal. Accordingly, the supporting statement itself is misleading, both in suggesting a connection between the Proposal and the arguments in the supporting statement and in its contention that plurality voting violates the Constitution. *General Motors Corporation* (February 21, 2004).

For the reasons stated above, we believe that the Proposal is so vague and indefinite that it may be excluded from Agere's proxy materials pursuant to Rule 14a-8(i)(3).

B. Rule 14a-8(i)(7)—The Proposal Deals with Ordinary Business Operations

Agere may properly exclude the Proposal from its proxy materials under Rule 14a-8(i)(7), which permits the exclusion of proposals dealing with matters relating to the conduct of a company's "ordinary business operations." The Staff has clearly stated that it agrees "with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on Rule 14a-8(i)(7)." Staff Legal Bulletin No. 14A (July 12, 2002). Proposals relating to senior executive compensation, however, may not be excluded for this reason. *Reebok International Limited* (March 16, 1992) (proposals relating to senior executive compensation are not considered matters of ordinary business). The distinction between senior executive compensation and general compensation issues reflects the Staff's view that only senior executive compensation proposals have "significant, policy implications" and, therefore, must be included in a company's proxy materials. Exchange Act Release No. 34-12999 (November 22, 1976).

Agere believes that it may exclude the Proposal because it targets far broader compensation policies and practices than senior executive compensation. The term "Management" used in the Proposal clearly may apply to employees beyond a member of the board of directors or a senior executive. As noted above, Agere's "Management" classification includes approximately two-thirds of all employees. The Staff has permitted the exclusion of proposals limiting the compensation of even narrower classes of employees than that found in the Proposal. *Lucent Technologies* (November 6, 2001) (proposal to decrease the salaries, remuneration and expenses of "ALL directors and officers"); *FPL Group, Inc.* (February 3, 1997) (proposal restricting compensation paid to middle and executive management); *Minnesota Mining and Mfg. Co.* (March 4, 1999) (proposal to limit the yearly compensation increase for the "top 40 executives"). By the stronger argument, the Proposal, which might affect two-thirds of Agere's work force, is directed at Agere's ordinary business operations and may be excluded under Rule 14a-8(i)(7). *See Alliant Energy Corporation* (February 4, 2004) and *Xcel Energy, Inc.* (February 6, 2004).

4. The Proponent Should Not be Given an Opportunity to Revise

We respectfully submit that the Staff should not give the Proponent an opportunity to revise the Proposal. The Proponent has submitted almost 100 proposals that have been the subject of no-action requests over the years. With this much experience submitting proposals and receiving Staff feedback on what is includable and what is excludable, we do not believe it appropriate for the Staff to allow the Proponent to revise the Proposal to make it includable in Agere's proxy materials.

Conclusion

Based upon the foregoing analysis, we respectfully request your advice that the Staff will not recommend enforcement action to the Commission if Agere excludes the Proposal in its entirety from its proxy materials for the 2006 Annual Meeting. If the Staff has questions or requires additional information, please do not hesitate to contact the undersigned at (202) 736-8012 or Michael D. Golden at (202) 839-8946.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed receipt copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,



Michael Hyatte

cc: Jean Rankin, Esq.
Jonathan Gilbert, Esq.
Agere Systems

Robert D. Morse



Jonathan Gilbert
Vice President – Law

4 Connell Drive
Berkeley Heights, NJ 07922

Tel: 610-712-8551
Fax: 610-712-8685
jongilbert@agere.com

September 28, 2005

Mr. Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057

Dear Mr. Morse:

This will acknowledge that we have just received your letter requesting that we include your proposal in our proxy statement for Agere Systems' next annual meeting. The Securities and Exchange Commission has a number of requirements that stockholders must meet in order to be able to have their proposals included in companies' proxy statements.

One of these requirements is that the stockholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal at the meeting for at least one year by the date the stockholder submits his or her proposal. Your proposal did not include any proof of ownership of Agere common stock.

It appears that you may hold shares through a bank or brokerage firm, but we do not have access to information that would allow us to verify that you meet the ownership requirement. Accordingly, please send me a statement from your bank, brokerage firm or other holder of record verifying that, on August 15, 2005, you continuously held the appropriate amount of Agere common stock for at least one year.

You can send the statement to me at the address shown above. Your response must be postmarked no later than 14 days from the date you receive this letter or Agere will be able to exclude your proposal from its proxy statement. To avoid any misunderstandings, I suggest you use a form of mail that provides proof of delivery.

For your information, I have enclosed a copy of the SEC's rules relating to stockholder proposals.

Sincerely,

Jonathan Gilbert

Section 240.14a-8 current as of Sep 23, 2005 Federal Register.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

(Secs. 19(a), 3(b), 23(a)(1), 20, 319(a), 48 Stat. 85, 882, 901; sec. 209, 48 Stat. 908; 49 Stat. 833; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; 53 Stat. 1173; secs. 3, 18, 89 Stat. 97, 155; sec. 308(a)(2), 90 Stat. 57; 15 U.S.C. 77s(a), 78c(b), 78w(a)(1), 79t, 77sss(a))

[31 FR 212, Jan. 7, 1966, as amended at 41 FR 19933, May 14, 1976; 44 FR 38815, July 2, 1979; 44 FR 68456, Nov. 29, 1979]

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Tracking number	849367939278	**Service type**	Priority Envelope
Signed for by	Signature release on file		
Ship date	Sep 28, 2005		
Delivery date	Sep 29, 2005 9:26 AM		
Status	Delivered		

Date/Time		Activity	Location	Details
Sep 29, 2005	9:26 AM	**Delivered**		Left at front door. Package delivered to recipient address - release authorized
	8:39 AM	On FedEx vehicle for delivery	MOUNT LAUREL, NJ	
	8:02 AM	At local FedEx facility	MOUNT LAUREL, NJ	
	6:15 AM	At dest sort facility	PHILADELPHIA, PA	
	3:52 AM	Departed FedEx location	NEWARK, NJ	
Sep 28, 2005	11:55 PM	Arrived at FedEx location	NEWARK, NJ	
	9:10 PM	Left origin	BETHLEHEM, PA	
	6:39 PM	Picked up	BETHLEHEM, PA	

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Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-1717
Ph: 856 235 1711
August 15, 2005


SEC MAIL PROCESSING
RECEIVED
OCT 21 2005
WASH. D.C. 198 SECTION

Office of The Secretary
Agere Systens Company
1110 American Parkway, NE
Allentown, PA 18109

Dear Secretary:

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, owner of $2000.00 or more of Agere Systems Company stock for over one year, wish to present a proposal to be printed in the Year 2006 Proxy Materials for a vote. I will attempt to be represented at the meeting, and shall hold equity until after that time.

PROPOSAL

I propose that the Directors eliminate all remuneration for any one of Management in an amount above $500,000.00 per year. This excludes minor perks and necessary insurance. Like wise, no severance contracts are to be made.

REASONING:

If a person becomes unsatisfactory or unnecessary, it is not a necessity that they be paid to leave. It is possible for a person to enjoy a profitable and enjoyable life with the proposed amount, and even to underwrite their own retirement plan. The Proxy is required to publish remuneration of only five upper Management personnel. YOUR assets are being constantly diverted for Msnsement's gain. Most asset gains are the result of a good product or service, produced by the workers, successful advertising, and acceptance by the public market. Just being in a Management position does not materially affect these results, as companies seldom founder due to a changeover.

EXPLANATION:

The Directors are the group responsible for the need of this Proposal, as they determine remuneration, and under "Plurality" voting rules, cannot be defeated for election, even if only one vote "For" is received each, for the number of nominees presented. It is suggested that shareowners look deeper into why they are denied the "Right of Dissent"; but ONLY in the Vote for Directors column. It,This is unconstitutional! The choice of "Against" was removed about Year 1975. You are asked to take a closer look to be knowledgeable for your voting decisions, as Management usually nominates Directors.

NOTE: Ford Motor Company agreed to return "Against" three years ago, showing the "American Way" spirit as a fine U.S. Corporation.

The Coca Cola Company eliminated "SAR's, severance packages, and options awards as
far back as 1998. The above actions are commendable.

----End of Proposal----

PS: I have all the copies of "Rules" I need. Recall the 26 pages "National Paperwork Recovery Act" ?

Sincerely,
Robert D. Morse.
Robert D. Morse

SPECIAL NOTICE:

The S.E.C. has yet to be supportive of removing its Rule directive, disallowing acceptance of a normal Monthly Broker's Report showing shareowner's purchase date to be over one year, and value of $2000.00 in order to enter a Proposal in a company Proxy Report and Proxy Card.

This is disconcerting and inconsiderate, in that it disrupts that company's regular activities, increases costs, waste of paper and is strictly a disruptive action when claimed by a corporate representative.

I am aware that AT&T was among the first to discontinue issuance of certificates, a valuable and useful idea, yet to be fully accepted and implemented by adjusting defeating systems.

We have a right to claim a certificate and/or records from a registrant in order to facilitate quick trades through placement at a broker's easy access. This is especially useful with Internet trading.

Most companies are supportive, yet I have holdings with 3 that persist in being poor sports, names to be published in next Proposal offering if continued. I am aware that outside counsel tracks and publishes me amongst their objections to the S.E.C. about printing a Proxy.

Thank You for good corporate consideration.

Robert D. Morse
Mary F. Morse

PILL AWRY ? OR PILLORY ?

These rhymes are for stress relief.
Not part of the presentation.

There are various shapes given to pills,
Most are intended to cure our ills.
Some are elongated, tiny, or round,
To be identified, not to confound.
The substances are derived from plants and soil,
I could even guess they come from oil.
My Partner consumes eight or ten a day,
As a continuation of life, in a way.
But, also developed a bit of misery,
Did she then, place herself in a pillory ?
Now that I critique them with mild flack,
Should we take one for: "Oh!, my aching back" ?

1-24-05 8:20AM 5 to 6 min.

PILLS GRIM

When pills are swallowed, it's a one way street,
They never know what they might meet.
So, when a person swallows six or eight,
Do they line up, according to weight ?
Just how do they know which way to go ?
Doesn't matter, just as the Pilgrims go:
Any direction, to get a new life,
And possibly arrive safely, without any strife.

10:20AM—2-14-05-3 min.

ODE TO MARY MORSE
[A new one-a-month $80.00 @ calcium pill]
"PILLS BURY"

This is a new word, perhaps to confound,
But may explain a new pill, just coming around.
The thought being to disperse over thirty days;
As to how this can happen, I'll show how it stays:
"You other pills, may go on ahead—
"I'll just be laying out my spread,
After which, I will go to bed".
"Pills bury themselves in tissue, you know,
And that helps to control their flow".
"With my being on the high cost side,
To make you well, I must abide,
So, as the other pills pass on through,
I'll be taking a nap, then there's work to do !"

5-28-05—5—10PM—12 Min. Robert Dennis Morse

These rhymes are for stress relief.
Not part of the presentation.

PUBLISHED POET

So !, now you've become an accomplished Poet ?
You just put up about fifty bucks to show it ?
The book received, beautifully bound;
Perhaps your included poem is most profound.
There is one angle that tickles me,
As you will very shortly see:
Since phones and addresses are deleted,
Your publishing efforts are defeated.
No royalties will ever be forthcoming;
You partook, found it heart-warming.
I submit: An offer made, you swallowed it:
I admit: You are a published Poet !
Yet, you and the printers are only ones who know it !

Robert Dennis Morse
6-10-05– 3:15PM—12 min.

"IF YOU WANT TO MAKE A CALL"

This message arrives in a haughty voice,
We then must hang up, there is no choice.
When we happen to punch a wrong number,
It is our fault, that we did blunder.
However, we need not be treated as a child,
And receive reproof that is more mild:
"Honey, you just dialed a non-right station,
Would you please try again, it's no humiliation".

8-11-05 -12:10AM—5min.
Robert Dennis Morse

TWILIGHT

There is a time, just before night,
When the sky is filled with colors to delight.
The observant person may want to know
What happens to make the sky aglow.
Well the answer is simply this:
You are looking at a scene of bliss.
The sun's mission is over for the day,
And he is just smiling as he slinks away.

Robert Dennis Morse

Mr. Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057


SOUTH JERSEY NJ 080
PM
AUG
2005



Office of The Secretary
Agere Systems
1110 American Parkway, NE
Allentown, PA 18109

18109+9138 

United States Senate

COMMITTEE ON FOREIGN RELATIONS
WASHINGTON, DC 20510–6225
OFFICIAL BUSINESS


URBAN
PM
19


ALWAYS
USE
U.S.S.
CODE

Richard G. Lugar

NOTE VERTICAL NUMERAL 1

RECEIVED
2005 NOV -2 PM 12: 25
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711

October 28, 2005

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
450 Fifth St. NW.
Washington, DC 20549

Ladies and Gentlemen: Re: Agere Systems

It is rather odd that Agere Systems would be the only one claiming delay receiving my Proposal by First Class Mail of a total of 20 mailings same time and dates of August 15, 2005. The notation that postmark "appears" to be August 26, 2005, is not followed up by copy of envelope. Any recipient could have misplaced or withheld the Proposal for a time, therefore it should not apply as argument for deletion, I t is more likely to have been "16", the very next day after leaving inside mail drop at post office here.

The matter of "proof of ownership" has been my contention for several years as a Rule applied under pressure from Corporate Representatives. Said Rule prohibits acceptance of Corporate Monthly Reports, that of purchase 1 year earlier in $2000.00 value and current date of same holdings as proof. This is using a Rule for deletion AFTER most corporations welcomed discontinuance of certificates as a time and money saving measure. Why does not the S.E.C. set aside the Rule, as the agency is implying bank and broker reports to customers are untrustworthy ? I accept and can correct any of my TD Waterhouse errors that may show up, and am constantly advised to do so. That is commendable behavior of a broker.

Under this wrongful Rule, I have requested letters 3 or 4 years now from this Company, {3 years from Intel Corporation] and it is an intrusion on their workforce, and not a proper request. If they choose not to comply, it is their privilege, and I have advised a complaint be filed. I do not follow up with an annoyance phone call.

The claim of "vague and misleading" is Michael Hyatte's interpretation and is not so. My wording is plain, applies only to the top 5 Management and the Election of Directors. Why would he ask to deny any opportunity to revise ? He mentions "other Management" of approximately two thirds and one third "workers". They are not included in the Proxy. Seems like "All Chiefs, No Indians" to me.

It is not my province to tell Management how to implement. The stated salary and bonus's may or may not reach the $500.000.00 mark. It is not a stipulation of my Proposal. Existing options, SAR's. etc. would stop after current programs, to comply. If, as Mr. Hyatte states or implies, Management would be incapable of carrying out the program, it might be they need replacement with better qualified personnel

Regarding my information and advice to Shareowners. This is permissible, just as Management's recommendations to Shareowners are. All are entitled to know how to make a voting decision.

It is regrettable that Mr. Hyatt and others are "tracking" me. [Proponent has submitted almost 100 proposals} This amounts to a type of harassment. The use of {] to copy preceding words is unnecessary as well as the constant repetition to hammer in the objections is likewise an affront to the Staff's ability to comprehend.

My Proposal was timely, concise and correct and should be allowed in the Proxy Materials for Year 2006. I am cognizant of the Rules and need no more copies.

Copy to Agere and Hyatte.
6 copies to S.E.C.
Copy to TD Waterhouse
Rhymes for stress relief,
Not part of presentation.

Sincerely,

Robert D. Morse



PS ; I have reported being unable to attend meetings since Mrs. Morse had a stent insert in last week of December 2003, and since has had other ailments requiring my presence to attend her needs. My prior claim stands that no benefits are obtained by expense of attending and repeating what has been printed in the Proxy Materials. This is another of the "Rules" unfortunately obtained by Corporate pressure upon the Commission to employ for their deterrence of Proposals being offered.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 16, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Agere Systems Inc.
Incoming letter received October 21, 2005

The proposal relates to compensation.

There appears to be some basis for your view that Agere may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Agere's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Agere omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Agere relies.

Sincerely,



Ted Yu
Special Counsel